UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*


                              Allergan, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                018490102
                              (CUSIP Number)

                            December 31, 2013
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 018490102                                                Page 1 of 6

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Research Global Investors **


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  17,472,533


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        17,472,533
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,472,533          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

** A division of Capital Research and Management Company (CRMC)






CUSIP: 018490102                                                Page 2 of 6

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)     Name of Issuer:
       Allergan, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
       2525 Dupont Drive
       Irvine, CA 92612

Item 2(a)     Name of Person(s) Filing:
       Capital Research Global Investors

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA 90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       018490102

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital Research Global Investors is deemed to be the beneficial owner of 17,472,533 shares or 5.9% of the 297,162,419 shares believed to be outstanding as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

CUSIP: 018490102                                                Page 3 of 6

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 5, 2014

        Signature:     Timothy D. Armour***
        Name/Title:    Timothy D. Armour - Senior Vice President
                       Capital Research Global Investors




        ***By  /s/ Herbert Y. Poon
               Herbert Y. Poon
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 28, 2014 included as an Exhibit to this Schedule 13G.










CUSIP: 018490102                                                Page 4 of 6










                           POWER OF ATTORNEY

     The undersigned do hereby appoint Herbert Y. Poon, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital Research Global Investors, AMCAP Fund, American Funds Global Balanced Fund, American Mutual Fund, American Funds Insurance Series (Blue Chip Income and Growth Fund, Growth-Income Fund, Global Small Capitalization Fund, International Fund, International Growth and Income Fund), Capital Income Builder, Capital International - U.S. Equity Fund, Capital International European Growth and Income, Capital International U.S. Growth and Income, Capital World Growth and Income Fund, EuroPacific Growth Fund, New Perspective Fund, New World Fund, Inc., SMALLCAP World Fund, Inc., The Growth Fund of America, The Investment Company of America, and The New Economy Fund, and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

     IN WITNESS WHEREOF, this Power of Attorney has been executed as of th
the 28   day of January, 2014.

Capital Research Global         SMALLCAP World Fund, Inc.
Investors
                                The Growth Fund of America

/s/ Timothy D. Armour
Name:     Timothy D. Armour     /s/ Patrick F. Quan
Title:     Senior Vice          Name:     Patrick F. Quan
President
                                Title:     Secretary

AMCAP Fund
American Funds Global           American Funds Insurance Series
Balanced Fund
American Mutual Fund
Capital Income Builder
Capital World Growth and        /s/ Steven I. Koszalka
Income Fund
EuroPacific Growth Fund         Name:      Steven I. Koszalka
New Perspective Fund            Title:     Secretary
New World Fund, Inc.
The Investment Company of
America
The New Economy Fund            Capital International - U.S. Equity
                                 Fund
                                Capital International European
                                 Growth and Income
                                Capital International U.S. Growth
                                 and Income
/s/ Michael W. Stockton
CUSIP: 018490102                                                Page 5 of 6

Name:     Michael W.
Stockton
Title:     Secretary            /s/ Todd Wagner
                                Name: Todd Wagner
                                Title: CFO and Secretary of the
                                 Trustee
























































CUSIP: 018490102                                                Page 6 of 6